ERIC M. HELLIGE

Partner

DIRECT TEL: 212-326-0846

FAX: 212-326-0806

ehellige@pryorcashman.com

August 1, 2023

VIA EDGAR

Ms. Tanisha Meadows

Ms. Theresa Brillant

Mr. Nicholas Nalbantian

Ms. Mara Ransom

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	SeqLL Inc.

Preliminary Proxy Statement on Schedule 14A

File No. 001-40760

Ladies and Gentlemen:

On behalf of our client, SeqLL Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules promulgated thereunder, set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in your letter dated July 28, 2023 (the “Comment Letter”) relating to the Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”) last filed by the Company on July 11, 2023. The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter. To facilitate the Staff’s review, we have reproduced the text of the Staff’s comments below. Capitalized terms used and otherwise not defined herein shall have the meanings assigned to such terms in the Preliminary Proxy Statement.

Concurrently with the filing of this letter, the Company is filing, via EDGAR submission, Amendment No. 2 to the Preliminary Proxy Statement (“Amendment No. 2”) reflecting, as appropriate, the responses to the Staff’s comments contained herein. References to page numbers below (other than those in the Staff’s comments) are to the appropriate pages of Amendment No. 2.

Securities and Exchange Commission

August 1, 2023

Revised Preliminary Proxy Statement on Schedule 14A Filed July 11, 2023

Lyneer Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations

Comparison of the Years Ended December 31, 2022 and 2021, page 34

1.	We read your response to comment 8 and note your revised disclosure. Please note that the supplemental discussion should reflect all relevant pro forma adjustments required by Article 11 of Regulation S-X and should be presented separately from the discussion on historical results. In this regard, please tell us your consideration of removing the non- GAAP discussion and revising your historical discussion to separately compare the historical results of the respective successor and predecessor periods.

Response:	In response to the Staff’s comment, the Company has revised the disclosures under “Lyneer Management’s Discussion and Analysis of Financial Condition and Results of Operations” on pages 34-37 of Amendment No. 2 to remove the combined results of the Predecessor Period and the Successor Periods and instead to separately disclose Lyneer’s operating results for each respective period.

2.	We read your response to comment 9 and note your revised disclosure. Considering the material adjustment for eliminated staff positions in your presentation of Adjusted EBITDA, please revise to discuss the impact of the eliminated positions on service revenues, if material. Refer to Item 303(b)(2)(iii) of Regulation S-K.

Response:	As discussed further in the Company’s response to comment 3 below, Lyneer’s headcount reduction and the related elimination of staff positions had no material impact on its service revenues. As a result, the Company believes no additional disclosure is required in response to this comment.

3.	We read your response to comment 10. Please provide more detail on the nature of the salary reductions and severance for staff not replaced related to COVID-19. Include in your response the nature of the positions of the staff not replaced, how the pandemic resulted in their elimination, and whether they were revenue generating positions.

Response:	The headcount reductions of Lyneer, which included 43 positions, primarily consisted of office staff and management positions and administrative corporate staff positions. None of those positions were direct revenue generating positions and the elimination of such positions did not impact Lyneer’s net service revenue. Lyneer increased its hiring for these positions to operate its business during the COVID-19 pandemic, which increased demand for Lyneer’s services. With the subsiding of the effects of COVID-19 in 2022, Lyneer determined that it was overstaffed within those positions. Management made the decision to permanently reduce those positions.

Securities and Exchange Commission

August 1, 2023

Revolver, page 40

4.	We note your new disclosure in this section discussing the notification of an “over- advancement” under your revolver of approximately $15 million. Please also disclose this unexpected liability in the risk factor on page 30 describing Lyneer’s debt obligations.

Response:	As requested by the Staff, the Company has added disclosure in the risk factor describing Lyneer’s debt obligations on page 30 of Amendment No. 2 describing the over-advancement under Lyneer’s revolving credit facility.

Background of the Merger, page 69

5.	We note your response to comment 21. Your disclosure on page 71 indicates that a current SeqLL independent director would be chosen to represent SeqLL stockholders on an “ongoing basis.” Revise this reference to refer to the post-merger Board, if true, to avoid suggesting that such Board member would represent stockholder interests during the negotiations of the Merger transaction.

Response:	As requested by the Staff, the Company revised the disclosure on page 71 of Amendment No. 2 to change the reference to “ongoing basis” to refer instead to the post-Merger SeqLL board of directors.

6.	We note your revised disclosure which utilized a purchase price of Lyneer equal to eight times trailing 12 month EBITDA. Revise to explain why this formula was used to arrive at a purchase price of $120 million for Lyneer. Further, revise to explain the basis for the $225 million post-acquisition valuation of SeqLL.

Response:	As requested by the Staff, the Company has revised the disclose on page 70 of Amendment No. 2 to disclose that the purchase price formula for the acquisition of Lyneer, which was equal to eight times Lyneer’s trailing 12 month EBITDA, was a formula that was negotiated by Atlantic and the Lyneer Members at the time that letter of intent was prepared and executed by those parties. The Company was not involved in that process. The Company has been advised that Atlantic and the Lyneer Members reached agreement on that formula after taking into consideration a number of factors, including the history of Lyneer, including Lyneer’s then-recent acquisition by the IDC, Lyneer’s growth rate, and an evaluation of publicly-available valuations of comparable privately-held companies.

As requested by the Staff, the Company has further revised the disclosure on page 70 of Amendment No. 2 to disclose that the $225 million post-acquisition of valuation of SeqLL was an amount determined by Atlantic, with the advice of its financial advisor, based upon a number of factors, including the expected post-acquisition settlement of approximately $91.5 million of Lyneer indebtedness, the premium afforded publicly-traded companies, the experienced management team that Atlantic would add to Lyneer and the addition of Atlantic’s roll-up strategy to Lyneer’s long-term operating plans.

Securities and Exchange Commission

August 1, 2023

Information About Lyneer

Lyneer Service Offerings, page 142

7.	We note your revised disclosures on pages 44 and F-66 in response to comment 30. Please tell us why the typical invoice timing and payment terms disclosed on those pages conflict with the terms disclosed in this section.

Response:	As requested by the Staff, the Company has revised the disclosures under the caption “Lyneer Service Offerings” on page 142 of Amendment No. 2 to conform to the disclosures made on pages 44 and F-66 of Amendment No. 2.

General

8.	We note your response to comment 32 and reissue in part. We acknowledge the explanation in your response letter, but please also disclose that you will be relying on the exemption from registration provided by Section 4(a)(2) under the Securities Act in the proxy statement.

Response:	As requested by the Staff, the Company has added disclosure on page 68 of Amendment No. 2 disclosing that the Company will be relying on the exemption from registration in Section 4(a)(2) of the Securities Act for issuing of shares of its common stock in the Merger.

If the Staff has any questions with respect to the foregoing, please contact the undersigned at (212) 326-0846.

Very truly yours,

/s/ Eric M. Hellige
Eric M. Hellige

cc: Mr. Daniel Jones